04024307

EMI

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

2nd April, 2004.

Attn: Filing Desk - Stop 1-4

SUPPL

SEC MAIL PROCESSING RECEIVED APR 08 2004 WASH. D.C. 181 SECTION

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 31st March 2004, I enclose one copy of each of the following items that the Company has delivered to the London Stock Exchange:

(a) a news release, dated 2nd April 2004, announcing that Ms Sly Bailey, Chief Executive of Trinity Mirror plc, has been appointed a Non-executive Director of EMI Group plc with effect on and from 2nd April 2004; and,

(b) an announcement, dated 2nd April 2004, confirming that Sly Bailey, at the time of her appointment as a Non-executive Director of EMI Group plc on 2nd April 2004, did not hold any EMI Group plc Ordinary Shares of 14p each and was currently a director of Trinity Mirror plc and The Press Association Ltd.

Yours faithfully,

PROCESSED
APR 15 2004
THOMSON FINANCIAL

C. P. ASHCROFT
Group General Counsel
and Company Secretary

4/14

Encs.

EMI

News Release

FOR IMMEDIATE RELEASE ER 04/26

EMI APPOINTS SLY BAILEY AS NON-EXECUTIVE DIRECTOR

LONDON, 2 APRIL 2004 -- EMI Group plc today announces the appointment of Sly Bailey as non-executive director of the company.

Sly, 42, has been chief executive of the UK's largest newspaper publisher, Trinity Mirror plc, since February 2003. Prior to that she was chief executive of IPC Media, the leading consumer magazine publisher in the UK. Sly has a distinguished career in newspaper and magazine publishing. As well as being a director of Trinity Mirror, she is also a director of The Press Association limited.

Eric Nicoli, chairman of EMI Group, said: "I am delighted that Sly is joining the EMI board. She has a broad and successful background in the media sector and she understands the challenges of balancing creative freedom with commercial discipline. At Trinity Mirror, she is leading a transformation of the business just as we are at EMI and she will be an excellent addition to our world-class non-executive team."

Sly Bailey said: "EMI is a well run group with a clear vision to be the world's best music company. I feel that I can contribute as a board member and I am excited at the opportunity to do so.

"I am very impressed with the way that the management has addressed the challenges in a rapidly changing marketplace and established a strong platform for exploiting the opportunities in the digital arena."

Background

Sly Bailey was appointed chief executive of Trinity Mirror plc in December 2002 and joined the group on 3 February 2003. Trinity Mirror is the UK's largest newspaper publisher, with some 250 titles and 11,500 employees.

Sly joined Trinity Mirror from IPC Media, the largest consumer magazine publisher in the UK. Upon her arrival she conducted a strategic review of the group and devised a three-phase strategy designed to improve performance and enhance shareholder value. Trinity Mirror's preliminary results announcement in February 2004 showed the strategy was delivering ahead of expectations and that the group had achieved the best year on year profit improvement since Trinity and Mirror Group merged in 1999.

Sly began her career in 1984 as a sales executive with *The Guardian* newspaper, before moving to *The Independent* newspaper in 1987 as advertisement sales manager, before joining IPC in 1989.

more......

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001

After holding a number of senior commercial roles with the company, she was appointed to the board of IPC in 1994 at the age of 31 – the youngest ever board member of IPC. In 1997, she became managing director of the company's television magazines division IPC tx Ltd. She was part of the board team that undertook the Cinven-backed management buyout of the IPC business from Reed Elsevier in early 1998.

In December 1999, Sly was appointed chief executive of the entire IPC business aged 37. In October 2001, she successfully led the £1.15 billion sale of the company to Time Inc, the publishing division of AOL Time Warner, the world's largest media organisation.

Sly was named as one of the '50 Most Powerful Woman in Britain' by *Management Today* in 2002 and one of Britain's most influential woman by the *Daily Mail* in 2003. Also in 2003, she entered the top 20 of *MediaGuardian*'s 100 most influential figures in media *Fortune* magazines top 50 most powerful business woman outside the US.

She is a director of The Press Association and the current president of the NewstrAid Benevolent Society, the charity for the distribution section of the publishing industry.

Sly was born on 24 January 1962.

- ENDS -

Enquires

Amanda Conroy, EMI	+44 (0) 20 7795 7529
Patrick Handley, Brunswick	+44 (0) 20 7396 5395

EMI

VIA PR NEWSWIRE DISCLOSE

ER 04/27

Company Announcements Office,
London Stock Exchange.

2nd April, 2004.

Dear Sirs,

Further Information on the Appointment of Sly Bailey
as a Non–executive Director of EMI Group plc

Earlier today, EMI Group plc announced the appointment of Sly Bailey as a Non-executive Director of the Company with effect from 2nd April 2004. Further to that announcement and in compliance with paragraph 16.13 of the Listing Rules, we advise that Ms Bailey has notified the Company that she currently does not hold and has no other interest in any EMI Group plc Ordinary Shares of 14p each.

We also advise that Ms Bailey is currently a director of Trinity Mirror plc and The Press Association Limited. Ms Bailey was also a director of the following companies until the dates shown against them:

- Littlewoods Limited (1.11.02)
- IPC Media Group Limited (20.12.02)
- British Fashion Council (27.3.03)
- Periodical Publishers Association Limited (2.7.03)

Other than the aforementioned companies, Ms Bailey is not, and has not been during the last five years, a director of any other companies. Apart from the foregoing, Ms Bailey has no other information to disclose under Listing Rule 6.F.2.

Yours faithfully,

C. P. ASHCROFT
Group General Counsel
and Company Secretary